Exhibit 99.2

Press Release

Sanofi adds over €1 billion for biomanufacturing to €2.5 billion already committed in major projects in France to support health sovereignty

Paris, May 13, 2024. As the largest private contributor to the security and independence of France’s health ecosystem, Sanofi today announces an investment of more than €1 billion to create new bioproduction capacity at its sites in Vitry-sur-Seine (Val de Marne), Le Trait (Seine-Maritime) and Lyon Gerland (Rhône). This new investment will create more than 500 jobs and significantly strengthen France’s ability to control the production of essential medicines from start to finish, for the present day and into the future. This plan brings to more than €3.5 billion the amount committed by Sanofi since the Covid-19 pandemic in major projects to keep production of medicines and vaccines in France for patients around the world.

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In Vitry-sur-Seine, Sanofi will invest €1 billion to build a new facility that will double the site’s monoclonal antibody production capacity. Several biologics in development amongst Sanofi’s 12 potential blockbusters, in chronic obstructive pulmonary disorder (COPD), asthma, multiple sclerosis or type 1 diabetes, could be produced in Vitry to meet the needs of millions of patients in France and around the world. Sanofi anticipates the creation of 350 jobs as a result of this investment.

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At the Le Trait site in Normandy, Sanofi will invest €100 million to develop new capacity for biologics formulation, filling, device assembly and packaging. It will support the launch of future biologics and vaccines, as well as the continued growth of Dupixent®, which already is indicated in several inflammatory diseases and could soon become the first biologic indicated in COPD. This investment will support 150 jobs.

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In Lyon Gerland, Sanofi is investing €10 million to locate the production of TZield® in France. Tzield® is a biologic for type 1 diabetes that Sanofi acquired in April 2023 and which has been manufactured outside Europe.

Paul Hudson

Chief Executive Officer, Sanofi

“Thanks to the transformation undertaken since 2020, Sanofi has a record number of medicines and vaccines in development that could become best-in-class and help meet major public health challenges. With these unprecedented industrial investments, we remain true to our history by once again choosing France to produce these future medicines and make them available to patients around the world. France is, and always will be, at the heart of Sanofi’s strategy.”

Sanofi carries out more than 60% of its global production in the European Union and sources only 5% of its active ingredients in Asia, compared to an average of 80% in the pharmaceutical industry. Thanks to this industrial footprint, Sanofi’s contribution to France’s trade balance amounted to more than €13 billion in 2023.

These investments at Vitry, Le Trait and Lyon Gerland add up to major projects launched since the Covid-19 pandemic to build in France new drugs and vaccines production capacity in-line with Sanofi’s world class pipeline of best and first-in-class assets and meet public health needs. These projects includes:

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In Neuville-sur-Saône, nearly €500 million to build the world’s first evolutive facility for biological drugs and vaccines, including mRNA. It will be low-carbon and meet LEED certification standards when it launches in 2025.

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•	In Val de Reuil, €250 million to build Europe’s largest flu vaccine production unit and locate several production stages of Fluzone® High Dose / Efluelda®, its high-dose flu vaccine, in France.
•	In Sisteron, €60 million to build a small-volume launch unit for the production of active ingredients.
•	In Lisieux, €20 million to increase Doliprane®’s production capacity by 140 million boxes per year.
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In Tours, €15 million to locate the production of a drug to fight high cholesterol in France. This investment will allow the construction of a new high-volume granulation unit and a tablet-coating line in a new building. The capacity of this new unit will be around 700 million boxes per year for some 20 countries, particularly in Europe and Asia.

Audrey Derveloy

President of Sanofi France

“Throughout its history, Sanofi has always sought to equip France with the strategic platforms needed to produce the essential medicines and vaccines of today and tomorrow. This is why we chose our Vitry site to double its monoclonal antibody production capacity, after having already invested heavily in Neuville-sur-Saône to produce our future vaccines, including with mRNA technology. We have also strengthened our API production sites in the south of France. Our contribution to health sovereignty in Europe, and France in particular, has always been and remains unique.”

These efforts are part of the new chapter of Sanofi’s Play to Win strategy presented at the end of 2023, which focuses on cutting-edge science and its ambition to become the world leader in immunology, targeting diseases such as asthma, multiple sclerosis, type 1 diabetes and COPD. To support this ambition, Sanofi will invest an additional €700 million per year in R&D over the next two years. In 2023, Sanofi invested €6.7 billion in R&D.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk

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Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2023. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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